Exhibit 1

Euroseas Ltd. Announces Annual Meeting of Shareholders

Athens, Greece – July 2, 2025 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today that  its Board of Directors has called an annual meeting of the shareholders to be held on July 23, 2025, at 11:00 a.m. at the offices of Seward & Kissel LLP, located at 901 K Street NW, Suite 800, Washington, DC 20001.

Shareholders of record at the close of business on June 25, 2025, are entitled to receive notice of, and to vote at, the Annual Meeting, or any adjournments or postponements thereof. The Company’s Proxy Statement, annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”), and certain other related materials may be found on the Company’s website at  https://euroseas.agmdocuments.com/agm2025.html.

Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA. Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and Three Months Ended March 31, 2024 Three Months Ended March 31, 2025 Net income 20,002,174 36,914,994 Unrealized (gain) / loss on derivative (763,350) 238,431 Gain on sale of vessel - (10,230,210) Amortization of below market time charters acquired (1,231,776) (1,218,240) Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters 497,062 488,312 Adjusted net income 18,504,110 26,193,287 Adjusted earnings per share, basic 2.67 3.76 Weighted average number of shares, basic 6,923,331 6,958,137 Adjusted earnings per share, diluted 2.66 3.76 Weighted average number of shares, diluted 6,969,324 6,974,994 14 operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements. The Company has a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships. Euroseas 22 containerships have a cargo capacity of 67,494 teu. After the delivery of two intermediate containership newbuildings in the fourth quarter of 2027, Euroseas’ fleet will consist of 24 vessels with a total carrying capacity of 76,094 teu.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media

Tasos Aslidis	Nicolas Bornozis
Chief Financial Officer	Markella Kara
Euroseas Ltd.	Capital Link, Inc.
11Canterbury Lane	230 Park Avenue, Suite1540
Watchung, NJ 07069	New York, NY 10169
Tel.(908) 301-9091	Tel:(212) 661-7566
E-mail: aha@euroseas.gr	Email: euroseas@capitallink.com